FREESEAS TO CLOSE $8.5 MILLION SECOND AND FINAL TRANCHE OF PREVIOUSLY ANNOUNCED $10 MILLION INVESTMENT

Athens, Greece, December 30, 2013 - FreeSeas Inc. (Nasdaq CM: FREE) (“FreeSeas” or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of six Handysize vessels and one Handymax vessel, announced today that it will consummate the second and final tranche of the $10 million previously announced investment by Crede CG III, Ltd. (the “Investor”), a wholly-owned subsidiary of Crede Capital Group, LLC, an existing shareholder of the Company.

Mr. Ion G. Varouxakis, Chairman, President and Chief Executive Officer of the Company commented: “We are very pleased to close this transaction which injects much needed cash into the Company. The Company shall now be in a financial position to finance the dry-dockings of its fleet enabling the return to operation of the vessels at a very opportune time, as the market recovery gathers pace. This injection shall also position the Company for the acquisition of vessels that can immediately produce income. We look into the coming year with great expectations.”

At the closing, the Company will sell to the Investor 85,000 shares of the Company’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) for $8.5 million. The shares of Series C Preferred Stock to be issued will be convertible into shares of the Company’s common stock at the lower of (i) $2.00 and (ii) the closing bid price of the Company’s common stock on December 30, 2013, and such conversion price will be the same as the conversion price of the shares of Series B Convertible Preferred Stock previously issued to the Investor on November 4, 2013.

The foregoing descriptions of the transaction and the transaction documents are not complete and are subject to and qualified in their entirety by reference to the transaction documents, all of which are filed as exhibits to, and more fully described in, a Report of Foreign Private Issuer on Form 6-K previously being filed with the SEC on November 4, 2013.

The securities to be sold and issuable upon conversion thereof have not been registered under the Securities Act of 1933, as amended, (the “Securities Act”), or any state securities laws, and unless so registered, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The shares of Series C Preferred Stock will be sold to an accredited investor pursuant to Rule 506 promulgated under Regulation D of the Securities Act. A registration statement for the resale of shares issuable upon conversion of the Series C Preferred Stock was declared effective on Friday December 27, 2013.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas’ common stock trades on the Nasdaq Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as ‘‘expects,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘anticipates,’’ ‘‘hopes,’’ ‘‘estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr